December 31, 2025

GuideStone Capital Management, LLC

5005 Lyndon B. Johnson Freeway

Suite 2200

Dallas, TX 75244

RE: Expense Cap Letter – MyDestination 2065 Fund

Dear GuideStone Capital Management, LLC:

GuideStone Funds, a Delaware statutory trust (“the Trust”), is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”). This Agreement pertains only to the MyDestination 2065 Fund series of the Trust (the “Fund”) and the Institutional Class and Investor Class of the Fund (each a “Class” and collectively, the “Classes”).

You hereby agree to reimburse, during the period from December 31, 2025 to April 30, 2027 (“Limitation Period”), operating expenses of each Class of the Fund, (excluding extraordinary expenses) (“Operating Expenses”) which exceed, in the aggregate, 0.45% for the Instituitonal Class and 0.75% for the Investor Class per annum of the respective Class’ average daily net assets (“Expense Limitation”).

Each Class of the Fund in turn agrees to repay you out of assets belonging to that Class of the Fund for any Operating Expenses of the Class in excess of the Expense Limitation reimbursed by you for the Fund during the Limitation Period, provided that you would not be entitled to repayment for any amount that would cause Operating Expenses to exceed the Expense Limitation in place on the date on which (1) you reimbursed the Operating Expenses, or (2) the repayment would be made, whichever is lower, and provided further that no amount will be repaid by a Class of the Fund more than three years after the year in which it was reimbursed by you. The Trust agrees to furnish or otherwise make available to you such copies of its financial statements, reports and other information relating to its business and affairs as you may, at any time or from time to time, reasonably request in connection with this Agreement.

You agree that you shall look only to the assets of the respective Class of the Fund for performance of this Agreement and for payment of any claim you may have hereunder, and neither any other series or class of the Trust, nor any of the Trust’s directors, officers, employees, agents or shareholders, whether past, present or future, shall be personally liable therefore.

This Agreement is made and to be performed principally in the State of Texas, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Texas. Any amendment to this Agreement shall be in writing signed by the parties hereto.

GuideStone Capital Management, LLC

December 31, 2025

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,

GUIDESTONE FUNDS,
on behalf of the Fund and its Classes

Name:	Brandon Pizzurro
Title:	Director and President

The foregoing agreement is hereby
accepted as of December 31, 2025.[1]

GUIDESTONE CAPITAL MANAGEMENT, LLC

Name:	Erin Wynne
Title:	Treasurer

1 Original agreement dated December 31, 2025.